

02053342

PB 12/2

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

NOV 2 6 2002

SEC FILE NUMBER

8- 34473

155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___October 1, 2001___ AND ENDING ___September 30, 2002___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

McClurg Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 North Gate   Suite 301

(No. and Street)

San Rafael   California   94903

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David McClurg   (415) 472-1445

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation

(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7   Northridge   California .   91324

(Address)   (City)   (State)   Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 2 4 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ___David G. McClurg_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___McClurg Capital Corporation_____, as of ___September 30_____, __2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of ___California_____

County of ___Marin_____

Subscribed and sworn (or affirmed) to before me this _____ day of __Sept__, _2002_

_____
Notary Public

_____
Signature

__PRESIDENT__
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

<u>Independent Auditor's Report</u>

Board of Directors
McClurg Capital Corporation

I have audited the accompanying statement of financial condition of McClurg Capital Corporation as of September 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McClurg Capital Corporation as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
November 8, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com



McClurg Capital Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2002

McClurg Capital Corporation
Statement of Financial Condition
September 30, 2002

ASSETS

Cash and cash equivalents	$	262,385
Accounts receivable		16,830
Receivable from brokers, dealers and clearing organizations		46,442
Marketable securities at market value		1,750
Marketable securities, available for sale		25,200
Deposits with clearing firms		33,413
Property, plant and equipment, net of $44,803 accumulated depreciation		53,922
Note receivable		20,733
Broker advance		16,560
Deposits		10,508
Prepaid income taxes		5,086
Total assets	**$**	**492,829**

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	9,957
Commissions payable		73,096
Salaries payable		30,264
Total liabilities		113,317

Stockholders' equity

Common stock, no par value; 1,000,000 shares authorized, 822,000 shares issued and outstanding	16,063
Retained earnings	370,649
Unrealized gains (losses) on marketable securities, available for sale	(7,200)
Total stockholders' equity	**379,512**
Total liabilities and stockholders' equity	**$ 492,829**

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Income
For the Year Ended September 30, 2002

Revenues

Commissions income	$ 991,738
Interest income	8,588
Fee based income	363,576
Insurance income	555,954
Net realized and unrealized gains (losses) on marketable securities	(4,146)
Gain from sale of asset	(2,410)
Other income	1,493
Total revenues	1,914,793

Expenses

Employee compensation and benefits	579,606
Commissions and floor brokerage	1,060,104
Communications	55,790
Occupancy and equipment rental	59,809
Interest	409
Taxes, other than income taxes	34,594
Other operating expenses	103,087
Total expenses	1,893,399
Income before income taxes	21,394

Income taxes

Income tax provision	10,994
Total income taxes	10,994
Net income	$ 10,400

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2002

	Common Stock	Retained Earnings	Unrealized Gain (loss) Marketable Securities, Available For Sale	Total	Comprehensive Income
Balance, September 30, 2001	$ 16,063	$ 360,249	$ –	$ 376,312	
Gain (loss) on marketable securities available for sale	–	–	(7,200)	(7,200)	$ (7,200)
Net income	–	10,400	–	10,400	10,400
Balance, September 30, 2002	$ 16,063	$ 360,649	$ (7,200)	$ 379,512	$ 3,200

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Cash Flows
For the Year Ended September 30, 2002

Cash Flows from Operating Activities:

Net income		$ 10,400
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:		
Realized gain (loss) on marketable securities	$ 3,864	
Deprecation	13,502	
Gain (loss) on sale of property	2,410	
(Increase) decrease in assets:		
Accounts receivable	(16,830)	
Receivable from brokers, dealers and clearing firms	3,176	
Prepaid income taxes	(3,824)	
Deposits with clearing firm	(595)	
Broker advance	(13,315)	
Increase (decrease) in liabilities:		
Accounts payable	(1,149)	
Commissions payable	13,452	
Salaries payable	(3,150)	
Payable to clearing broker	(50,343)	
Total adjustments		(52,802)
Cash and cash equivalents used in operating activities		(42,402)
Cash Flows from Investing Activities:		
Proceeds from sale of short-term investment	50,625	
Proceeds from sale of property, plant & equipment	20,000	
Purchase of property, plant & equipment	(42,650)	
Note receivable and broker advance - loans made	(3,985)	
Cash and cash equivalents provided by investing activities		23,990
Cash Flows from Financing Activities:		
Collection of loan to officer	1,000	
Cash and cash equivalents provided by financing activities		1,000
Net increase (decrease) in cash and cash equivalents		(17,412)
Cash and cash equivalents, October 1, 2001		279,797
Cash and cash equivalents, September 30, 2002		$ 262,385

Supplemental disclosures of cash flow information:

Cash paid for interest	$ 409	
Cash paid for income taxes	$ 15,000	

The accompanying notes are an integral part of these financial statements.

-4-

McClurg Capital Corporation
Notes to Financial Statements
For the Year Ended September 30, 2002

Note 1: <u>ORGANIZATION</u>

McClurg Capital Corporation (the Company) is a California corporation registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was incorporated on June 26, 1985 and began operations on October 1, 1985. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts. All transactions for accounts of customers are cleared through another member firm on a fully disclosed basis.

The entire balance of receivable from broker/dealer and clearing organizations is due from the Company's clearing broker. The Company operates primarily in the Northern California region and the majority of sales are within the fixed income, stock, and mutual fund markets. The Company received commission revenue from five brokers that represents more than 10% of its revenues for the year ended September 30, 2002.

Note 2: <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Cash and cash equivalents

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities at Market Value

Marketable securities consist of municipal bonds that are stated at market value. Any unrealized gains and losses resulting from the mark to market are recorded net of realized gains and losses on the income statement in the period incurred.

McClurg Capital Corporation
Notes to Financial Statements
For the Year Ended September 30, 2002

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Marketable Securities, available for sale

Marketable securities are valued at quoted market value and consist of equity securities held for investment. The resulting difference between cost and market value is included as an element of stockholder's equity, net of deferred taxes.

Revenue Recognition

Security transactions are recorded on a trade-date basis. Order flow income is recognized upon receipt. Fee-based income is recognized when earned.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of furniture and equipment is computed using the straight-line method over an estimated useful life of five years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and "other comprehensive income," which includes charges or credits to equity that are not the result of transactions to shareholders. The Company's only material component of "other comprehensive income" is unrealized gain or loss on securities available for sale.

Note 3: MARKETABLE SECURITIES

Marketable securities consist of municipal bonds and are carried at market value. The value as of September 30, 2002 is $1,750. The Company has an unrealized gain (loss) of $4,146 included in the net realized and unrealized gains.

Note 4: MARKETABLE SECURITIES, AVAILABLE FOR SALE

The Company maintains an investment in warrants and common stock, in the NASDAQ stock Market, Inc. The market value of these investments at September 30, 2002 was $25,200.

The Company considers these marketable securities as available-for-sale as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.* Unrealized gains (losses) on marketable securities available for sale consisted of gross unrealized gains of $–0– and gross unrealized losses of $7,200, and $–0– for deferred income taxes.

Note 5: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2002 consisted of the following:

Automobile	$ 66,552
Machinery and equipment	21,951
Furniture and fixtures	10,222
	98,725
Less accumulated depreciation	(44,803)
	$ 53,922

Depreciation expense for the year ended September 30, 2002 is $13,502.

Note 6: INCOME TAXES

The provision for income taxes at September 30, 2002 consisted of the following:

Federal income tax provision	$ 6,592
State income tax provision	4,402
Current income tax provision	10,994
Deferred income taxes (benefit)	–
Total income tax expense	$ 10,994

Note 7: **PENSION PLAN**

The Company has a Salary Reduction Simplified Employee Pension Plan (SARSEP).
Employees are eligible to participate in the plan after having performed service for the employer
during at least one of the preceding five plan years. Employer contributions to the plan are
discretionary. Employee and employer contributions vest 100% immediately. For the year ended
September 30, 2002, the Company contributed $9,957.

Note 8: **COMMITMENTS AND CONTINGENCIES**

Operating lease

In May 1999, the Company entered into a five (5) year lease for the San Rafael office space.
Rent expense under this agreement for the year ended September 30, 2002 was $59,809. The
lease terms call for Consumer Price Index adjustments beginning on January 1, 2001.

The future minimum lease expenses are:

		September 30,
2003		$ 54,096
2004		40,572
	Total	$ 94,668

Note 9: **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and
Exchange Commission, which requires both the maintenance of minimum net capital and the
maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and
aggregate indebtedness change day to day, but on September 30, 2002, the Company's net capital
of $261,848 exceeded the minimum net capital requirement by $161,848; and the Company's
ratio of aggregate indebtedness ($113,317) to net capital was 0.42 to 1, which is less than the 15
to 1 maximum ratio required of a Broker/Dealer.

McClurg Capital Corporation
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2002

Computation of net capital

Common stock		$ 16,063
Retained earnings		370,649
Unrealized gains (losses) on marketable securities, available for sale	(7,200)	
Total stockholders' equity		$ 379,512
Less: Non–allowable assets		
Note receivable	(20,733)	
Broker advance	(16,560)	
Property, plant & equipment	(53,922)	
Deposits	(10,508)	
Prepaid income taxes	(5,086)	
Total non–allowable assets		(106,809)
Net capital before haircuts		272,703
Haircuts on securities		
Exempted municipal securities	(1,750)	
Marketable securities, available for sale	(2,805)	
Non trading warrants	(3,300)	
Money market	(3,000)	
Total haircuts on securities		(10,855)
Net capital		261,848

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 7,554	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 161,848

Ratio of aggregate indebtedness to net capital	0.43: 1

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5.

McClurg Capital Corporation
Schedule II-Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2002

A computation of reserve requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under rule 15c3-3 (k) (2).

McClurg Capital Corporation
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of September 30, 2002

Information relating to possession or control requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

McClurg Capital Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended September 30, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
McClurg Capital Corporation

In planning and performing my audit of the financial statements of McClurg Capital Corporation (the Company), for the year ended September 30, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by McClurg Capital Corporation. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
November 8, 2002